SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: December 22, 2021

List of materials

Documents attached hereto:

i) Press release: Sony Pictures Networks India Announces Signing of Definitive Agreements for Merger of Sony Pictures Networks India and Zee Entertainment Enterprises Ltd.

December 22, 2021
Sony Group Corporation

Sony Pictures Networks India Announces Signing of Definitive Agreements for
Merger of Sony Pictures Networks India and Zee Entertainment Enterprises Ltd.

Sony Pictures Networks India Private Ltd. (“SPNI”), a wholly-owned subsidiary of Sony Group Corporation (“Sony”), today announced that it has signed definitive agreements to merge a publicly listed Indian media and content company, Zee Entertainment Enterprises Ltd. (“ZEEL”), with and into SPNI.  This follows the conclusion of negotiations of the definitive agreements based on the non-binding term sheet previously announced on September 22, 2021.  After the closing of this transaction, the new combined company will be publicly listed in India.  Under the terms of the definitive agreements, Sony Pictures Entertainment Inc. (“SPE”), the indirect parent company of SPNI, through SPE's subsidiaries, will invest approximately 1.06 billion U.S. dollars (assuming an INR:USD exchange rate of 75:1)  into SPNI as growth capital at closing for use by the combined company to pursue growth opportunities and will pay a non-compete fee of 147 million U.S. dollars (assuming an INR:USD exchange rate of 75:1) to certain promoters (founders) of ZEEL.  As a result of the transaction, Sony will indirectly hold a majority stake of 50.86% in the combined company.  The closing of the transaction is subject to certain customary closing conditions, including regulatory, shareholder and third-party approvals.  For further details, please refer to the attached press release.

Sony expects this transaction to close after the end of the fiscal year ending March 31, 2022, and is currently assessing the impact on its consolidated financial results.

SONY PICTURES NETWORKS INDIA AND ZEE ENTERTAINMENT ENTERPRISES LTD.
SIGN DEFINITIVE AGREEMENTS TO MERGE

Combined Company to Deliver Premium Content with a Robust Consumer Experience across Platforms

Synergies between SPNI & ZEEL to enhance the Combined Company’s Content Creation Capabilities and Drive Digital Platform Growth

[Mumbai – December 22, 2021] Sony Pictures Networks India Private Limited (SPNI) and Zee Entertainment Enterprises Ltd. (ZEEL) today announced that they have signed definitive agreements to merge ZEEL with and into SPNI and combine their linear networks, digital assets, production operations and program libraries. The agreements follow the conclusion of an exclusive negotiation period during which ZEEL and SPNI conducted mutual due diligence. After closing, the new combined company will be publicly listed in India. The closing of the transaction is subject to certain customary closing conditions, including regulatory, shareholder, and third-party approvals.

Under the terms of the definitive agreements, SPNI will have cash balance of USD $1.5 Bn (assuming an INR:USD exchange rate of 75:1) at closing, including through infusion by the current shareholders of SPNI and the promoters (founders) of ZEEL, to enable the combined company to drive sharper content creation across platforms, strengthen its footprint in the rapidly evolving digital ecosystem, bid for media rights in the fast-growing sports landscape and pursue other growth opportunities.

SPNI is an indirect subsidiary of Sony Pictures Entertainment Inc. (SPE). Under the transactions contemplated by a non-compete agreement, SPE, through a subsidiary, will pay a non-compete fee to certain promoters (founders) of ZEEL, which will be used by such promoters (founders) to infuse primary equity capital into SPNI, entitling the promoters (founders) of ZEEL to acquire shares of SPNI, which would eventually equal approximately 2.11% of the shares of the combined company on a post-closing basis. After the closing, SPE will indirectly hold a majority 50.86% of the combined company, the promoters (founders) of ZEEL will hold 3.99%, and the other ZEEL shareholders will hold a 45.15% stake.

Mr. Punit Goenka will lead the combined company as its Managing Director & CEO.  The majority of the board of directors of the combined company will be nominated by the Sony Group and will include the current SPNI Managing Director and CEO, Mr. N.P. Singh. On closing, Mr. Singh will assume a broader executive position at SPE as Chairman, Sony Pictures India (a division of SPE) reporting to Mr. Ravi Ahuja, SPE’s Chairman of Global Television Studios and SPE Corporate Development.

The combination of ZEEL and SPNI is expected to achieve business synergies and given their relative strengths in scripted, factual and sports programming, respective distribution footprints across India and iconic entertainment brands, the combined company should be well-positioned to meet the growing consumer demand for premium content across entertainment touchpoints and platforms. The seamless blend of rich expertise in content creation, deep consumer insights and success across entertainment genres is expected to drive the combined company’s ability to accrue higher shareholder value. Under the stewardship of the Sony Group, a global leader in consumer technologies, gaming and entertainment, the combined company is expected to be able to better compete with the world’s largest streaming players.

As part of the definitive agreements, the promoters (founders) of ZEEL have agreed to limit the equity that they may own in the combined company to 20% of its outstanding shares. This construct does not provide the promoters (founders) of ZEEL any pre-emptive or other rights to acquire equity of the combined company from the Sony Group, the combined company or any other party.  Any shares purchased by the promoters (founders) of ZEEL, must be in compliance with all applicable laws including any pricing guidelines.

Commenting on this development, Mr. Punit Goenka, MD & CEO, ZEE Entertainment Enterprises Ltd. said, “It is a significant milestone for all of us, as two leading media & entertainment companies join hands to drive the next era of entertainment filled with immense opportunities. The combined company will create a comprehensive entertainment business, enabling us to serve our consumers with wider content choices across platforms. I am immensely grateful to the teams at ZEEL, SPE and SPNI for their efforts, that swiftly led us to this point within the stipulated timelines. This merger presents a significant opportunity to jointly take the businesses to the next level and drive substantial growth in the global arena. I look forward to working with the guidance of the esteemed members of the combined company’s board to unlock the potential of this merger, and I wish N.P. Singh all the best in his new role at SPE. His contribution to the Indian media & entertainment industry has been invaluable. I am most certain that our collective wisdom, rich experience and expertise will lead to a more value accretive and exciting company for our shareholders and employees, and a more engaging one for our customers and partners.”

“Today marks an important step in our efforts to bring together some of the strongest leadership teams, content creators, and film libraries in the media business to create extraordinary entertainment and value for Indian consumers,” said Mr. Ravi Ahuja, SPE’s Chairman of Global Television Studios and SPE Corporate Development. “I want to thank Punit and his team at ZEEL and the small army of people at SPE and SPNI who have worked so hard to get us to this point. I especially want to thank N.P. Singh, who presented us with the idea to explore this merger well over a year ago.  N.P. has done extraordinary work building SPNI to what it is today, and we look forward to continuing our work with him in his new role after closing.”

MD & CEO, SPNI, Mr. N.P. Singh, added, “This merger will create a company that’s best in class and will redefine the contours of the media and entertainment industry. As a representative of SPE on the Board of the new merged company, it will be my endeavour to provide strategic guidance and support to the company’s operating team in achieving our vision. I am also excited at the opportunity of being appointed, Chairman, Sony Pictures India, to oversee SPE’s investments and craft a wider footprint for Sony in India.”

SPE was advised on this transaction by Morgan Stanley, KPMG Corporate Finance, and Shardul Amarchand Mangaldas & Co. ZEEL was advised by KPMG, JP Morgan, Trilegal and Boston Consulting Group.

About Sony Pictures Networks India (SPNI):
Sony Pictures Networks India is an indirect wholly owned subsidiary of Sony Group Corporation, Japan. SPNI has several channels including Sony Entertainment Television (SET and SET HD), one of India's leading Hindi general entertainment television channels; MAX, India's premium Hindi movies and special events channel; MAX 2, another Hindi movie channel showcasing great India Cinema; MAX HD, a high definition Hindi movie channel airing premium quality films; WAH, the FTA channel for Hindi movies; SAB and SAB HD, the family-oriented Hindi comedy entertainment channels; PAL, a genre leader in rural Hindi speaking markets (HSM) showcasing the best of Hindi general entertainment and Hindi movies from SPNI’s content library; PIX and PIX HD, Sony BBC Earth and Sony BBC Earth HD, the premium factual entertainment channels, Sony AATH, the Bangla entertainment channel; YAY!, the kids entertainment channel; sports entertainment channels – SONY SIX, SONY SIX HD, SONY TEN 1, SONY TEN 1 HD, SONY TEN 2, SONY TEN 2 HD, SONY TEN 3, SONY TEN 3 HD; SONY TEN 4, SONY TEN 4 HD; Sony मराठी, the Marathi general entertainment channel; SonyLIV - the digital entertainment VOD platform; and Studio NEXT the independent production venture for original content and IPs for TV and digital media. SPNI reaches out to over 700 million viewers in India and is available in 167 countries.

About ZEE Entertainment Enterprises Ltd (ZEEL):
Zee Entertainment Enterprises Ltd. is a media & entertainment powerhouse offering entertainment content to diverse audiences. With a presence in over 190+ countries and a reach of more than 1.3 billion people around the globe, ZEEL is among the largest global content companies across genres, languages, and platforms. ZEEL is present across broadcasting, movies, music, digital, live entertainment, and theatre businesses, both within India and overseas with more than 260,000 hours of television content and the world’s largest Hindi film library with rights to more than 4,800 movie titles across various languages. ZEEL has also produced several movies for theatrical release and is the fastest growing music label in India.

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